SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 811-01639
                           NOTIFICATION OF LATE FILING

(Check One):    [_] Form 10-K   [_] Form 11-K   [_] Form 20-F   [_] Form 10-Q
                [X] Form N-SAR

            For Period Ended:  9/30/2002
      [_]   Transition Report on Form 10-K
      [_]   Transition Report on Form 20-F
      [_]   Transition Report on Form 11-K
      [_]   Transition Report on Form 10-Q
      [_]   Transition Report on Form N-SAR
            For the Transition Period Ended:  _________________________
      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Engex Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Emerging Securities Fund
--------------------------------------------------------------------------------
Former Name if Applicable

44 Wall Street - 2nd Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

New York, New York  10005
--------------------------------------------------------------------------------
City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report,  semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c)   The  accountant's  statement  or  other  exhibit  required  by  Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Registrant's portfolio is comprised of a number of issuers whose securities were acquired in private offerings. In order for the auditors to complete their audit and issue their report, certain documentation is required from those private issuers. Although the information has been requested, all of it has not yet been provided. While Registrant expects to obtain the necessary information, it believes that attempts to acquire it in sufficient time to complete the audit and file the Form N-SAR timely would require unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      David Nachamie                (212)       495-4105
--------------------------------------------------------------------------------
         (Name)                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
      answer is no, identify report(s).                           [X] Yes [_] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    [_] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Engex Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 29, 2002                   By /s/ David Nachamie
                                            ------------------------------------
                                            Name:   David Nachamie
                                            Title:  Secretary

                           [LETTERHEAD OF EISNER LLP]

November 29, 2002



Securities and Exchange Commission
Washington, D.C.  20549


                                 Re: Engex, Inc.
                                     SEC File Number 811-01639


Dear Sir or Madam:

Pursuant to the requirements of sub-paragraph (c) of Rule 12b-25 of the 1934 Act, we herewith submit the following information concerning the referenced Fund's request for extension to file its annual report for the fiscal year ended September 30, 2002.

      1. The extension request is necessary to allow time for receipt and review of documentation supporting the Fund's valuations of its private investments. As a result, we are unable to complete our auditing procedures to render an opinion on the financial statements included in the Fund's annual report.

Sincerely,

/s/ Eisner LLP

Eisner LLP